SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Genencor International, Inc.

(Name of Subject Company)

Genencor International, Inc.

(Name of Person Filing Statement)

Common Stock, Par Value $0.01 Per Share
(Title of Class of Securities)

368709 10 1
(CUSIP Number of Class of Securities)

Jean-Jacques Bienaime
Chairman, Chief Executive Officer and President
Genencor International, Inc.
925 Page Mill Road
Palo Alto, California 94304
(650) 846-7500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of Person Filing Statement)

Copies to:
Keith Flaum, Esq.
Cooley Godward LLP
5 Palo Alto Square
3000 El Camino Real
Palo Alto, California 94306-2155
(650) 843-5000

☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

FOR IMMEDIATE RELEASE

For Danisco:	For Genencor:

Investor Relations, Michael von Bulow, tel.: +45 3266 2912.	Investor Relations, Tom Rathjen, tel: +1-650-846-7500

Media Relations, Nathalie Weber, tel.: +45 3266 2913	Media Relations, Jack Huttner tel: +1-585-256-5200

Danisco to Acquire Genencor

COPENHAGEN, Denmark and PALO ALTO, California, January 27, 2005 — Danisco A/S (Copenhagen Stock Exchange) (“Danisco”), one of the world’s largest producers of food ingredients, and Genencor International, Inc. (Nasdaq: GCOR) (“Genencor”), a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets, today jointly announced that they have signed a definitive agreement for Danisco to acquire all of the outstanding shares of common stock of Genencor, other than those held by Danisco, Eastman Chemical Company (“Eastman”) or their respective subsidiaries, for $19.25 per share in cash.

In connection with the definitive agreement with Genencor, Danisco has entered into a definitive stock purchase agreement with Eastman under which Danisco will acquire all of the outstanding shares of common stock of Genencor held by Eastman for $15 per share in cash and all of the outstanding shares of preferred stock of Genencor held by Eastman for $44 million in cash. Danisco and Eastman currently each own approximately 42% of Genencor’s outstanding shares of common stock and 50% of Genencor’s outstanding shares of preferred stock.

“Being an advanced and recognised biotechnology company, Genencor will expand Danisco’s knowledge base significantly and broaden our access to an important new business area, industrial enzymes,” said Alf Duch-Pedersen, Chief Executive Officer of Danisco.

“Our two companies know each other well and the synergy is obvious,” said JJ Bienaimé, Chairman and Chief Executive Officer of Genencor. “Together, we will have the depth and the reach to achieve the vision we’ve had for our business.”

The acquisition of the shares of Genencor’s common stock for $19.25 per share will be effected by means of a cash tender offer for all of the outstanding shares of common stock of Genencor, other than those held by Danisco and its subsidiaries, followed by a merger in which all Genencor stockholders, other than Danisco and its subsidiaries, who have not tendered their shares will receive the same per share price. The acquisition agreement is subject to certain conditions, including the tender of a majority of the outstanding shares of common stock of Genencor other than those held by Danisco, Eastman, the officers and directors of Genencor and its subsidiaries and the respective affiliates of each of the foregoing, receipt of regulatory approvals and other conditions. Subject to those conditions, Danisco and Genencor currently expect the acquisition to be completed by May 31, 2005.

A special committee comprised of independent directors of Genencor has reviewed the transaction on behalf of the Genencor stockholders unaffiliated with Danisco and Eastman. Upon the recommendation of the special committee, the board of directors of Genencor has approved the acquisition agreement and the transaction.

About Danisco

Danisco develops and produces food ingredients, sweeteners and sugar. The group employs around 9,000 people in some 40 countries and reported net sales of DKK 16.4 billion (USD 2.9 billion) in 2003/04. Danisco’s broad product portfolio includes emulsifiers, stabilisers, cultures, flavours and sweeteners such as xylitol and fructose. The majority of these ingredients are produced from natural raw materials and contribute, for instance, to improving the texture in bread, ice cream, yoghurt and other products. Danisco is also one of the largest and most efficient sugar producers in Europe.

About Genencor

Genencor International is a diversified biotechnology company that develops and delivers innovative products and services into the health care, agri-processing, industrial and consumer markets. Using an integrated set of technology platforms, Genencor’s products deliver innovative and sustainable solutions to improve the quality of life. Genencor traces its history to 1982 and has grown to become a leading biotechnology company. Genencor has principal offices in Palo Alto, California; Rochester, New York; and Leiden, The Netherlands.

Notice to Read Tender Offer Materials

The description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Genencor. At the time the tender offer is commenced, an indirect wholly-owned subsidiary of Danisco ( “Danisco’s acquisition subsidiary”) and Danisco intend to file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission containing an offer to purchase, forms of letters of transmittal and other documents relating to the transaction and Genencor intends to file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the transaction with the Securities and Exchange Commission. Danisco’s acquisition subsidiary, Danisco and Genencor intend to mail these documents to the stockholders of Genencor. Genencor and Danisco also intend to file a Transaction Statement on Schedule 13E-3 with the Securities and Exchange Commission relating to the transaction. These documents will contain important information about the transaction and stockholders of Genencor are urged read them carefully when they become available. Stockholders of Genencor will be able to obtain a free copy of these documents (when they become available) at the website maintained by the Securities and Exchange Commission at www.sec.gov. In addition, stockholders will be able to obtain a free copy of these documents (when they become available) from Danisco by contacting Danisco at: Langebrogade 1, P.O. Box 17, DK-1001 Copenhagen K, Denmark, attention: Investor Relations, or from Genencor by contacting Genencor at: 925 Page Mill Road, Palo Alto, CA 94304, attention: Investor Relations.